UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Marrone Bio Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

February 21, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 57165B106		13G

1	Name of Reporting Person Van Herk Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,962,103

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,962,103

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Van Herk Private Equity Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Stichting Administratiekantoor Penulata

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Van Herk Management Services B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 57165B106		13G

1	Name of Reporting Person A. van Herk Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Stichting Administratiekantoor Abchrys

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 57165B106		13G

1	Name of Reporting Person Adrianus van Herk

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,962,103

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,962,103

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,962,103

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 9.9%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 57165B106	13G

Item 1.
(a)	Name of Issuer: Marrone Bio Innovations, Inc., a Delaware corporation
(b)	Address of Issuer’s Principal Executive Offices: 1540 Drew Avenue Davis, California 95618

Item 2.
(a)

Names of Persons Filing:

This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI, (iii) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI and VHPI, (iv) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI and VHPI, (v) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHPI and VHMS, (vi) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHPI, VHMS and OGBBA, (vii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHPI, VHMS, OGBBA and Holdings, and (viii) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iii) the sole managing director of VHMS, OGBBA and Holdings.  Penulata holds substantially all of the issued and outstanding shares of VHPI.  VHPI is the sole shareholder of VHI. VHI is principally engaged in making investments.  Abchrys holds substantially all of the issued and outstanding shares of Holdings.  Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments.  VHMS is the sole managing director of VHI and VHPI.

Each of Mr. van Herk, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. van Herk, VHI, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

(c)

Citizenship:
Each of VHI, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands.  Penulata and Abchrys are Netherlands foundations.  Mr. van Herk is a citizen of the Netherlands.

(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share (the “Common Stock”).
(e)	CUSIP Number: 57165B106

CUSIP No. 57165B106	13G

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	Broker or dealer registered under section 15 of the Act;
	☐	Bank as defined in section 3(a)(6) of the Act;
	☐	Insurance company as defined in section 3(a)(19) of the Act;
	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

(a)

Amount beneficially owned:

10,962,103 shares of Common Stock (including 5,333,333 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock (the “Warrants”) held by the Reporting Persons)

(b)

Percent of class:

9.9%  (The percentages used in this statement are calculated (i) based upon the 110,690,532 shares of Common Stock issued and outstanding as of November 9, 2018, as reported by Marrone Bio Innovations, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed with the Securities and Exchange Commission on November 14, 2018 and (ii) assuming the exercise of the Warrants held by the Reporting Persons.)

	(c)	Number of shares as to which such person has:
VHI
i. Sole power to vote or direct the vote: 10,962,103
ii. Shared power to vote or direct the vote: 0
iii. Sole power to dispose or direct the disposition of: 10,962,103
iv. Shared power to dispose or direct the disposition of: 0

CUSIP No. 57165B106	13G

VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Common Stock beneficially owned by it.
VHPI
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 10,962,103
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 10,962,103
VHPI shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHI.
Penulata
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 10,962,103
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 10,962,103
Penulata shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHPI.
VHMS
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 10,962,103
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 10,962,103

VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of it being the sole managing director of VHI and VHPI.

OGBBA
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 10,962,103
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 10,962,103
OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in VHMS.
Holdings
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 10,962,103

CUSIP No. 57165B106	13G

	iii.	Sole power to dispose or direct the disposition of: 0
	iv.	Shared power to dispose or direct the disposition of: 10,962,103
Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in OGBBA.
Abchrys
	i.	Sole power to vote or direct the vote: 0
	ii.	Shared power to vote or direct the vote: 10,962,103
	iii.	Sole power to dispose or direct the disposition of: 0
	iv.	Shared power to dispose or direct the disposition of: 10,962,103
Abchrys shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of its direct equity interest in Holdings.
Mr. van Herk
	i.	Sole power to vote or direct the vote: 0
	ii.	Shared power to vote or direct the vote: 10,962,103
	iii.	Sole power to dispose or direct the disposition of: 0
	iv.	Shared power to dispose or direct the disposition of: 10,962,103

Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by VHI by virtue of his holding of all of the depositary receipts issued by Penulata and Abchrys, his being the sole board member of Penulata and Abchrys, and his being the sole managing director of VHMS, OGBBA and Holdings.

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 57165B106	13G

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 57165B106	13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2019

VAN HERK INVESTMENTS B.V.

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

STICHTING ADMINISTRATIEKANTOOR PENULATA

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

A. VAN HERK HOLDING B.V.

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

* Pursuant to a Power of Attorney, dated as of February 27, 2018, by and among the Reporting Persons.

CUSIP No. 57165B106	13G

STICHTING ADMINISTRATIEKANTOOR ABCHRYS

By:	/s/ Erik G.A. Esveld
Name: Erik G.A. Esveld
Title: Attorney-In-Fact*

ADRIANUS VAN HERK

By:	/s/ Erik G.A. Esveld
Name:	Erik G.A. Esveld
Title:	Attorney-In-Fact*

* Pursuant to a Power of Attorney, dated as of February 27, 2018, by and among the Reporting Persons.

[Signature Page to Schedule 13G]

CUSIP No. 57165B106	13G

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 25, 2019, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2

Power of Attorney, dated as of February 27, 2018, by and among the Reporting Persons, incorporated herein by reference to Exhibit 3 to Schedule 13D/A filed by the Reporting Persons on March 13, 2018 with respect to Ablynx NV (File no. 005-90201).